						Exhibit 12.1
						10/26/2006
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date September 30, 2006

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2001	2002	2003	2004	2005	2006
	-------------------------------------------------------------Thousands of dollars-------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$10,718	$82,727	$240,003	$184,443	$186,624	$162,693
Interest expense, net of amounts capitalized	428	8,886	31,708	66,088	79,322	60,501
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	0	0	0	0	0	0

Earnings as defined	$11,146	$91,613	$271,711	$250,531	$265,946	$223,194

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$1,566	$37,085	$62,014	$80,725	$76,313	$56,023
Interest on affiliated loans	1,753	7,065	2,806	1,242	156	0
Interest on interim obligations	0	0	3,451	580	2,338	6,181
Amort of debt disc, premium and expense, net	0	47	144	523	285	1,006
Other interest charges	0	0	29	386	230	0
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0

Fixed charges as defined	$3,319	$44,197	$68,444	$83,456	$79,322	$63,210

RATIO OF EARNINGS TO FIXED CHARGES	3.36	2.07	3.97	3.00	3.35	3.53